

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Jorg Schanow, LL.M.
General Counsel
Gebr. Knauf KG
Am Bahnhof 7
97346 Iphofen
Federal Republic of Germany

> **Re:** **USG Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 10, 2018 by Gebr. Knauf KG**
> **File No. 001-08864**

Dear Mr. Schanow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that Knauf initially made an offer to acquire USG at least as early as November 28, 2017 but did not amend its Schedule 13D until March 26, 2018. Please explain why in your response letter.

2.   In the proxy statement or supplementally, please provide support for the assertions regarding the alleged premium represented by your $42.00 per share offer for the Company. As an example only, we note the assertion on page 1 of the proxy statement and elsewhere that your offer provides "value in excess of USG's highest closing price over the last decade and since the global financial crisis." In addition, for comparisons like these, please revise to be clear about the time period and share value to which you are comparing your offer. That is, what is the highest share value to which you refer and what time period constitutes "the last decade?"

Cover Page

3. Refer to the last bullet point on the cover page. Clarify what you mean by "intrinsic long-term value through the cycle."

Background to the Solicitation, page 4

4. You state that "[f]rom time to time over the years" you approached management of USG regarding "an additional investment or acquisition transaction." Expand to be more specific about when these approaches occurred and what kinds of transactions were discussed. Please provide all necessary context to present a complete picture of Knauf's efforts to expand its stake in USG.

Reasons for the Solicitation, page 13

5. Refer to the second bullet point on page 13. By footnote or otherwise, identify the "precedent transactions in the building products industry" to which you favorably compare the valuation of your offer for USG.

6. See our comment above. In the third bullet point on page 13, identify the specific per share value for USG to which you are comparing your offer premium.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

7. It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the ratification of the public accounting firm, or advise.

Solicitation of Proxies, page 19

8. Please revise your disclosure to state the approximate number of MacKenzie Partners employees that will solicit security holders. Refer to Item 4(b)(3)(iii) of Schedule 14A.

Certain Information Regarding the Participants, page 21

9. Disclosure on page 21 states that each Participant in the solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. Please tell us the basis for disclaiming beneficial ownership for shares of Common Stock not directly owned by a Participant. Refer to Rule 13d-3.

Form of Proxy Card

10.   Please revise to clearly mark your form of proxy as preliminary. Refer to Rule 14a-6(e)(1).

11.   Please clearly indicate whether each separate matter intended to be acted upon is proposed by you or the company. Refer to Rule 14a-4(a)(3).

12.   Please revise the voting choices on proposal no. 1 so that they are consistent with Rule 14a-4(b)(2).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Craig A Roeder
        Baker & McKenzie LLP